February 8, 2017

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

United States Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 4546

Washington, D.C.  20549

Re:	Akorn, Inc.
Form 10-Q for the Quarterly Ended September 30, 2016
Filed November 3, 2016
File No. 001-32360

Dear Mr. Rosenberg,

Akorn, Inc. (“Akorn,” the “Company” or “we”) is submitting this letter in response to the written comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 25, 2017, with respect to Akorn’s above-referenced filing with the Commission.

Set forth below are the heading and text of each comment followed by our response:

Notes to Consolidated Financial Statements

Note 4 – Accounts Receivable Allowances, page 15

1.	Please explain to us why your reserves for chargebacks and rebates decreased during the quarter and year-to-date period ended September 30, 2016 despite an increase in the related provisions and why you believe these reserves are sufficient at September 30, 2016. In your response, tell us how much of the change in the reserves relates to each of the following:
•	A downward change in estimate related to prior year sales;
•	Actual chargebacks and rebates related to current year sales; and
•	Actual chargebacks and rebates related to prior year sales.

Response:

The Company acknowledges the Staff’s comment and provides the following discussion to better clarify why the Company reserves for chargebacks and rebates decreased during the quarter and year-to-date period ended September 30, 2016 despite an increase in the related provisions.

The decrease in the chargebacks reserve balance as of September 30, 2016 compared to the December 31, 2015 reserve balance is primarily due to lower inventory levels held and product mix by wholesalers at September 30, 2016 compared to December 31, 2015. The decrease in the chargeback reserve balance when comparing the third quarter 2016 to the third quarter 2015 is primarily due to lower inventory levels held and product mix by wholesalers at September 30, 2016 compared to September 30, 2015. On the other hand, the increases in the chargebacks provisions for both the year-to-date and quarter comparisons of the aforementioned periods are mainly due to changes in product mix, customer mix and pricing.

With respect to the decrease in the rebates reserve balance at September 30, 2016 compared to the December 31, 2015 balance, the Company experienced an abnormal delay in timing of processing the 2015 rebates driven in part by the 2014 Financial Restatement efforts. The same processing delay also applies to the quarterly decline in the rebates reserve balance as of September 30, 2016. The increase in the rebates provisions for both the year-to-date and quarter comparisons of the aforementioned periods are mainly due to changes in product mix, customer mix and pricing.

The Company respectfully submits that its reserves for chargebacks and rebates were sufficient at September 30, 2016. Under the summary of significant accounting policies footnote in the referenced quarterly filing, the Company explains the factors it takes into consideration when establishing the reserves for chargebacks and rebates. Additionally, the Company utilizes a Revenue Management system which contains customer contract parameters including direct and indirect pricing and rebate agreements in effect. This system allows the company to validate and analyze customer claims and compute the liability for rebates. The Company regularly monitors the chargeback reserve based on an analysis of the Company’s product sales and most recent claims, wholesaler inventory, current pricing, and anticipated future pricing changes.

With respect to the Staff’s request for the Company to disclose how much of the change in the reserves relates to each referenced period, the Company advises the Staff that its current systems and processes do not capture the chargeback and rebate settlements by the period in which the original sales transaction was recorded. Since the chargebacks and rebates claims are not submitted by customers with sufficient details to allow linking back to original sales transactions, it is not practicable for the Company to attribute the reserves to a particular period. Instead, the Company uses a combination of factors and applications to estimate the dollar amount of reserves for chargebacks and rebates at each balance sheet date.

Should you have any questions, please contact me, at (847) 279-6100, or by e-mail at duane.portwood@akorn.com.

Very truly yours,

/s/ Duane A. Portwood
Duane A. Portwood
Chief Financial Officer

Date: February 8, 2016